UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

Sagoon, Inc.
(Exact name of issuer as specified in its charter)

Delaware	20-5886599
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

13885 Hedgewood Drive #341
Woodbridge, VA 22193
(Full mailing address of principal executive offices)

703-577-7620
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

Sagoon, Inc. (the “company”) was incorporated in the State of Delaware. on December 29, 2006. The company’s first website was released for public use on November 2015. The company is one of the newest social gifting platforms on the market and enables users to connect and exchange gifts.

The consolidated financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim consolidated statements of operations not misleading have been included.

Overview

Sagoon Inc. (“Sagoon”) is a social gifting platform — a technology company. We believe social gifting (gift-giving) creates and maintains social bonding among people.

Sagoon means, the Gift. “A transformation of bad to good, sad to happy, distance to closeness.”

Our mission is to build an emotional bond with the people we care about through gift-giving. Further, we intend to convert gift-giving activities into economic rewards.

We have envisioned a social path: Connect, Share, and Earn to achieve our gift-giving mission.

Connect: We intend people to go beyond simply connecting, instead building meaningful and productive relationships.
Share: We aim to enrich the quality of interactions with family and friends. Users on the platform exchange gifts on personal family occasions, and public events share feelings, knowledge, and experience to create a stronger bond.
Earn: Sagoon wants to share its earnings with its users. Users spending time with Sagoon should learn, enjoy, and eventually earn rewards for shopping and gifting to others.

We currently have approximately 18 full-time employees in the United States, India, and Nepal. The company's operations and finance are managed in the United States, and product development, marketing, and growth are done in India and Nepal.

Sagoon has not yet generated any revenues, there can be no assurance that we will generate revenues in the future.

Historical Events

In January 2018, we launched our first mobile app on Android phones as a story-sharing app, including communication and chatting tools. In 2019 we released it on iOS phones.

In 2020, we introduced a smart coin, a non-crypto token to share our revenue and in-app shop to allow users to redeem earned smart coins for shopping.

Due to offering the aforementioned features, we acquired millions of users. To date, 7.1 million verified users use the app. In addition, over 3 million users have earned 1.7 billion in smart coins and redeemed 500 million smart coins for shopping.

During January 2022, we discovered structural issues with the platform, leading to scalability issues that hindered users' growth. To better serve our users and permanently fix this issue, we decided to build the platform from scratch and shut down the existing features such as story sharing, communication and chatting tools.

In April 2023, we entered into an agreement with GiftBox Foundation to provide technology development services related to its issuance of blockchain based tokens, which we intend to integrate with the Sagoon platform.

Current Products

Gift Giving

During July 2022, we completed the platform re-building, and released the basic gift-giving feature as a beta version limited to India and Nepal audiences. We continue to experiment and improve with user feedback. We plan to expand this gift-giving feature to other locations such as the United States by 2024.

The gift-giving feature allows users to choose a selection of gifts based on special occasions or holidays, such as birthdays or Christmas, and send gifts to those individuals. The recipient of the gift does not have to be a member of the Sagoon platform.

Users can complete a gift-giving transaction in one of two ways:

•	Users can open the app and create an event or directly click the "Gift Store" and send a surprise gift to the applicable individual. The gift in both instances can be sent with a personalized message for the recipient.

•	Users can also visit the website (https://gifts.sagoon.com/) and select the gifts they wish you send. There is no requirement to sign up at Sagoon to access this feature.

In both instances, gift recipients receive gifts at their doorstep with the sender's message.

Scratch Card

In July 2022, we released Scratch Card in India and Nepal. Scratch Card is digital game that users scratch and win the cash reward. Users who sign up at Sagoon can click the “Scratch Card” app icon and win up to Rs. 50 daily as a cash reward. Users who have earned cash rewards use those rewards to shop at our in-app store.

Deals

We released Deals in in July 2022. Deals is a discounted items sales on Sagoon app. Sagoon users that are privy to the deals can enjoy exclusive shopping daily deals that include discounted prices on merchants’ items. Deals are available or uploaded at our in-app shop by merchant partners.

Technology

We focus on developing robust and scalable technology architecture that can: (i) handle millions of user engagements on the platform and (ii) exchange gifts. Currently, we are also focused on developing real-time messaging storytelling features powered by various new technologies. However, this story telling feature has not yet launched.

We are investing in protecting our platform's security, privacy, and integrity by investing in both people and technology to strengthen our systems.

The Market

We aim to be global. The universal gift-giving market has exceeded over $1 trillion annually.

We believe, gift-giving and receiving is a universal form of social exchange. The practice of gift-giving has been there since the start of human civilization, although gift-giving and receiving customs vary from culture to culture. Whether we celebrate Christmas, the Jewish tradition or Hanukkah, the Hindu social customs of Diwali or Eid in Islam, we believe the underlying purpose of this practice remains consistent: to create and maintain meaningful relationships.

We believe, Sagoon's customized solutions will fit into every culture of gift-giving and help them bring their people closer.

India, Sagoon's primary location, has over 830 million active internet users and is one of the world's fastest-growing gifting markets.

Indians are very familiar with exchanging goods and services as gifts because of local customs. Recent studies suggest that E-gift cards and digital coupons/vouchers are merging and growing fast. In India, gift cards, e-card sales reached $39 billion in 2022 and are expected to reach $93 billion by 2027, growing by 19% yearly.

Indians, compared to the global consumer, are more likely to purchase digital coupons.

Recent statistics state the following:

●	74% of mobile users use digital coupons/vouchers to shop,

●	77% of consumers spend an additional $10-$50 when they redeem mobile coupons/vouchers,

●	In India, $40 billion worth of coupons were redeemed in 2021, with an estimated total redemption of $114 billion by 2025.

The Sagoon gifting platform is designed to introduce a credible solution for maximum usability or an easier redeeming process for coupons and gift cards. Our goal is to expand our business to more countries so that we can continue to grow.

Competition

We compete directly and indirectly with other companies, particularly social media and e-commerce companies, that focus on social gifting, shopping, short story deleting, vanishes chatting, and events story sharing.

Many of these companies, such as Amazon and other location-based e-commerce gifting companies, such as Flipkart, are in India. These companies have greater financial and human resources and a larger user base.

We also face immense competition to attract and retain highly talented individuals, including software engineers, designers, and product and growth managers. In addition to providing competitive compensation packages, we compete for talent by fostering a culture that creates innovative products and experiences. Our goals is that our team has direct and meaningful contributions to new and exciting projects.

Key People

Govinda Giri: Founder/ CEO, is the creative mind behind Sagoon.  He has over 20 years of experience in products, business, technology, and management.

Swati Dayal: Co-founder/Chief of Operation. She has more than 11 years of experience in operation, management, product development, and user growth.

In addition, Sagoon currently employs a key management team and approximately 18 full-time employees in India, the US, and Nepal. The management team continues hiring software developers, engineers, and management to scale the business as needed.

Marketing and Advertising

At this time, our marketing efforts are minimal due to budgetary constraints. Currently, we reach out to potential users through social media campaigns, published news articles, and content marketing.

Litigation

The company has no litigation pending, and the management team is not aware of any pending or threatened legal action relating to the company business, intellectual property, conduct, or other business issues.

Operating Results

The company has never realized net profits and has been operating at a net loss since inception. The primary product allows users to share knowledge-based contents and socialize the gifts to family and friends.

Our net revenues for the six months ended June 30, 2023 (“Interim 2023”) was $0, compared to $82 for the six months ended June 30, 2022, (“Interim 2022”). We anticipate that we will eventually generate revenue through advertising and commissions from selling gifts.

For Interim 2023, operating expenses were $1,210,868 compared with $573,283 for Interim 2022, a 111% increase. We attribute this increase primarily to the increase in stock based compensation in connection with the issuance of options to employees and non-employees during Interim 2023.

As of June 30, 2023, the company had 18 full-time and part-time employees representing approximately $35,000 in monthly operating expenses.

As a result of the foregoing factors, our net loss for Interim 2023 was $1,221,259, compared to $592,101 for Interim 2022, an increase of 106%. We attribute this increase primarily to the increase in stock based compensation in connection with the issuance of options to employees and non-employees during Interim 2023.

Although the company is not currently profitable, we believe we may reach profitability within five years based on projections. Our plan of operations over the next twelve months consists of the following:

PRODUCT DEVELOPMENT AND SUPPORT

•	Continue development and rollout of features on mobile apps and desktop services applications.

•	Continue development and beta testing of our gifting features.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

•	Scale the platform to support millions of users engaging.

•	Develop a robust and a scalable mobile application infrastructure to support multiple vendors’ mobile devices.

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

•	Develop partnership with retail vendors and sell channels to gifts in India and Nepal.

•	Run events for product launch, branding and tradeshow.

We believe that we require approximately $2 million to conduct planned operations for the next 12 months. We believe that the resources we currently have at hand would permit planned operations for a period in excess of twelve months. We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Liquidity and Capital Resources

As of June 30, 2023, we had $823,167 of cash and cash equivalents. We believe that we will be able to conduct operations for a minimum of 12 months with our current cash on hand without regard to additional proceeds we expect to receive from the Regulation A and D offerings.

In May 2023, the Company’s Board of Directors adopted the 2023 Equity Incentive Plan (the “Plan”). A total of 639,000 shares of Class C common stock were initially authorized and reserved for issuance under the Plan in the form of incentive or nonqualified stock options and other stock-related awards. During the six months ended June 30, 2023, a total of 500,414 shares of Class C common stock have been authorized and for issuance under the Plan. The Board of Directors of the Company determines the terms and conditions of each grant under the Plan. Employees, directors, and consultants are eligible to receive stock options and stock awards under the Plan. The aggregate number of shares available under the Plan and the number of shares subject to outstanding options may be increased or decreased by the Plan administrator to reflect any changes in the outstanding common stock by reason of any recapitalization, spin-off, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction.

In May 2023, the Company granted options to purchase 500,414 shares of Class C common stock at exercise prices ranging from $3.75 to $10.06. The grant date fair market value was determined to be $10.06 based upon the assistance with a third party. Some of the options vested immediately, while the remaining vest on a monthly basis over a period of 48 months. During the six months ended June 30, 2023, the Company recorded $700,953 as stock based compensation as general and administrative expense. As of June 30, 2023, additional stock based compensation to be recorded is $2,999,045 which is expected to be recorded over a period of 46 months.

Trend Information

The company currently has limited sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company’s products may quickly become obsolete and unmarketable. The company’s future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

Item 2.

OTHER INFORMATION

None.

Item 3. Financial Statements

SAGOON, INC. AND SUBSIDIARIES

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash	$823,167	$1,413,244
Total current assets	823,167	1,413,244

Property and equipment, net	17,220	12,735
Other assets	20,020	10,305
Total assets	$860,407	$1,436,284

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$46,314	$108,724
Accrued liabilities	260,872	269,872
Notes payable	77,278	77,278
Related party notes payable	113,800	113,800
Total current liabilities	498,264	569,674

Notes payable, net of current portion	160,000	160,000
Total liabilities	658,264	729,674

Commitments and contingencies

Stockholders' Equity:
Common Stock:
Class A Common Stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022	236	236
Class B Common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at June 30, 2023 and December 31, 2022	100	100
Class C Common Stock; par value $0.0001; 1,000,000 shares authorized, 706,643 issued and outstanding at June 30, 2023 and December 31, 2022	70	70
Additional paid-in capital	14,281,795	13,578,290
Accumulated deficit	(14,143,671)	(12,922,412)
Accumulated other comprehensive income (loss)	63,613	50,326
Total stockholders' equity	202,143	706,610
Total liabilities and stockholders' equity	$860,407	$1,436,284

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Revenues	$-	$82

Cost of revenues	-	-

Gross profit	-	82

Operating expenses:
General and administrative	868,087	305,950
Sales and marketing	54,999	34,843
Research and development	287,782	232,490
Total operating expenses	1,210,868	573,283

Operating loss	(1,210,868)	(573,201)

Other income (expense):
Interest expense	(9,326)	(18,900)
Gain on forgiveness of note payable	-	-
Total other income (expense)	(9,326)	(18,900)

Loss before provision for income taxes	(1,220,194)	(592,101)

Provision for income taxes	1,065	-

Net loss	(1,221,259)	(592,101)

Foreign currency translation gain	13,287	96,496

Total comprehensive loss	$(1,207,972)	$(495,605)

Basic and diluted net loss per common share	$(0.30)	$(0.15)
Weighted average shares outstanding - basic and diluted	4,057,443	4,057,443

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-	Subscriptions	Accumulated	Accumulated Other Comprehensive	Total Stock holders' Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	in Capital	Receivable	Deficit	Income (Loss)	(Deficit)
December 31, 2021	2,361,000	$236	989,800	$100	706,643	$70	$13,578,326	$(8,830)	$(11,879,043)	$(11,879)	$1,678,980

Removal of subscription receivable	-	-	-	-	-	-	(8,830)	8,830	-	-	-
Imputed interest on related party notes	-	-	-	-	-	-	8,794	-	-	-	8,794
Total comprehensive loss	-	-	-	-	-	-	-	-	(1,043,369)	62,205	(981,164)
December 31, 2022	2,361,000	$236	989,800	$100	706,643	$70	$13,578,290	$-	$(12,922,412)	$50,326	$706,610

Stock-based compensation	-	-	-	-	-	-	700,953	-	-	-	700,953
Imputed interest on related party notes	-	-	-	-	-	-	2,552	-	-	-	2,552
Total comprehensive loss	-	-	-	-	-	-	-	-	(1,221,259)	13,287	(1,207,972)
June 30, 2023	2,361,000	$236	989,800	$100	706,643	$70	$14,281,795	$-	$(14,143,671)	$63,613	$202,143

See accompanying notes to consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,221,259)	$(592,101)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,407	1,600
Imputed interest on notes payable	2,552	5,412
Stock based compensation	700,953	-
Changes in operating assets and liabilities:
Accounts payable	(62,410)	(34,611)
Accrued liabilities	(9,000)	37,890
Net cash used in operating activities	(586,757)	(581,810)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(6,892)	-
Deposits and other	(9,715)	-
Net cash used in investing activities	(16,607)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes payable	-	(29,686)
Repayment of related party notes payable	-	(60,000)
Net cash used in financing activities	-	(89,686)

Cash effects of foreign currency	13,287	96,496

Increase (decrease) in cash and cash equivalents	(590,077)	(575,000)
Cash and cash equivalents, beginning of year	1,413,244	2,576,749
Cash and cash equivalents, end of year	$823,167	$2,001,749

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$13,510
Cash paid for income taxes	$1,065	$-

Non cash investing and financing activities:
Class C common stock issued for conversion of convertible notes and accrued interest	$-	$-
Gain on forgiveness of note payable and accrued interest	$-	$-

See accompanying notes to the consolidated financial statements.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 - ORGANIZATION AND OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”). The Company’s first website was released for public use on November 2015.

The Company is a social media platform, and enables users to make connections, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Sagoon, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the full year.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed on January 12, 2015 under the laws of the nation of India. In addition, the consolidated financial statements include the accounts of another wholly owned subsidiary Sagoon Nepal Private Limited, an entity formed in July 2016. All significant intercompany transactions have been eliminated in the consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. The Company, however, as of June 30, 2023, has incurred cumulative net losses of approximately $14.1 million since inception and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its consolidated operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote to sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of June 30, 2023 and December 31, 2022, the Company's cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock did not have any dilutive securities as of June 30, 2022. As of June 30, 2023, the Company’s dilutive securities consisted of options to purchase 500,414 shares of common stock. The effects of which would have been anti-dilutive for the six months ended June 30, 2023.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiary is their local currency in accordance with Accounting Standards Codification (“ASC”) 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder’s deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the six months ended June 30, 2023 and 2022.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Stock-Based Compensation

To date, the Company’s stock-based compensation has consisted of stock options granted to employees and non-employees.

The Company recognizes stock-based compensation expense related to employee options and restricted stock grants in accordance with ASC 718, Compensation – Stock Compensation. This standard requires the Company to record compensation expense equal to the fair value of awards granted to employees.

The fair value of stock-based payment awards is estimated on the grant-date using an option pricing model. Employee stock-based compensation recognized was measured using the Black-Scholes option pricing model for estimating the fair value of options granted under the Company’s stock option Plan.

The expected term of employee stock options under the Plan represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is calculated based on the “simplified method” as prescribed under the appropriate guidance. This decision was based on the lack of relevant historical data due to the Company’s operating history and the lack of an active market for the Company’s common stock.

The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public company’s common stock for a period equal to the expected term of the options. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants.

The risk-free interest rate assumption for options granted under the Plan is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The dividend yield assumption for options granted under the Plan is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Compensation expense for non-employee stock awards is recognized in accordance with ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under this standard, most of the guidance on such payments to non-employees would be aligned with the requirements for share-based payments granted to employees.

For purposes of financial accounting for stock-based compensation, the Company has determined the fair values of its options based in part on the work of third-party valuation specialists. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net loss could have been significantly different.

Recently Issued Accounting Guidance

The Financial Accounting Standards Board issues Accounting Standard Updates (“ASUs” or “ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2023 and December 31, 2022 consisted of the following:

	June 30, 2023	December 31, 2022
Computers and software	$47,059	$46,066
Furniture	18,632	13,077
Less: Accumulated depreciation	(48,471)	(46,408)
Property and equipment, net	$17,220	$12,735

Depreciation expense for the six months ended June 30, 2023 and 2022 was $2,407 and $1,600, respectively.

NOTE 4 - NOTES PAYABLE

Notes Payable

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum. As of June 30, 2023, the Company owed principal and accrued interest of $44,949 and $109,872, respectively. As of December 31, 2022, the Company owed principal and accrued interest of $44,949 and $109,872, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand. The Company ceased recording interest as of January 1, 2022 as the interest provision of the agreement is disputed by management. During the six months ended June 30, 2022, the Company paid $2,000 which was applied toward the principal.

During 2019, the Company issued notes to various third parties resulting in proceeds of $137,275. The notes incur interest at rates ranging from 8% to 10% per annum and have due dates of less than one year. As of June 30, 2023, principal and interest due on these notes was $25,000 and $7,000, respectively. As of December 31, 2022, principal and interest due on these notes was $25,000 and $6,000, respectively. As of June 30, 2022, the notes were past maturity and in default.

In June 2020, the Company received a $160,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050. No payments have been made.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. Loans issued in 2016 and subsequent have interest rates varying from 8-12% per annum and matured at various times in 2017 or are due on demand. Various notes are in default based on their maturity dates. As of June 30, 2023 and December 31, 2022, principal amounts due to the Chief Executive Officer and shareholders under these loans was $113,800 and $113,800, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the six months ended June 30, 2023 and 2022, the Company recorded imputed interest expense related to these loans of $2,552 and $5,412, respectively. Accrued interest was $30,000 and $28,000 as of June 30, 2023 and December 31, 2022, respectively. During the six months ended June 30, 2022, the Company paid $60,000 toward the notes payable.

NOTE 5 - STOCKHOLDERS' EQUITY (DEFICIT)

Until June 2, 2016, the Company was authorized to issue 4,000,000 shares of $0.0001 par value common stock. On June 3, 2016, the Company amended their articles of incorporation and increased the total amount of authorized shares to 5,000,000 for which three classes of common stock were designated. Class A common stock for which 2,361,000 shares are designated. The Class A common stock have voting rights on a one for one basis. Class B common stock for which 1,639,000 shares are designated. The Class B common stock have no voting rights. Class C common stock for which 1,000,000 shares are designated. The Class C common stock have voting rights equal to one tenth (1/10) of one vote per share.

Warrants

In November 2018, the Company entered into an agreement with advertising conglomerate located within Singapore. Under the terms of the agreement, the Company has committed to purchasing a minimum amount of advertising over a period of five years. The annual minimum commitment is $500,000 for which any remaining amount per a particular year is rolled over to the subsequent year. In addition, the Company granted warrants to purchase up to $3.5 million worth of the Company's Class C common stock for a period of five years. The exercise price of the warrants is currently $23 for which equates to 152,174 warrants. Upon exercise of the warrants by the investor, the Company is required to remit the proceeds back to the investor as a payment on the minimum advertising amounts. Thus, the transaction is in tandem to issuing warrants (shares of Class C common stock) for advertising. In addition, the Company had yet to engage or benefit from the advertising services. The Company expects to record the value of the warrants over the period to which the benefit will be received. Thus, the warrants will be valued at the point in which they are exercised and expensed over the expected advertising period.

In addition, the Company has an option to repurchase the Class C common stock at the higher of: (a) the pro rata value of the investors Class C common stock based upon the value of the Company in the most recent round of funding; (b) the aggregate amount of the investment plus a 15% return; and (c) the fair market value of the Company performed by an independent valuation.

Additionally, the Company will use its best efforts within the next five years to file an initial public offering. If unsuccessful, the investor has the right to demand repayment of the total amount of the investment.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

During the year ended December 31, 2019, the investor exercised warrants to purchase 15,217 shares of Class C common stock at a price of $23 per share for which proceeds of $350,000 were received by the Company. The Company then remitted the proceeds back to the investor as a payment toward advertising services. As of June 30, 2023 and December 31, 2022, the related asset and liability of $350,000 have been netted for financial statement presentation purposes on the accompanying consolidated balance sheet and statement of cash flows.

Capital Raising Agreements

The Company entered into two contracts for advisory and capital raising activities. These contract are for a period of six months with monthly payments ranging from $10,000 - $40,000 per month. In addition, the contracts include commissions payable in cash and or common stock at percentages of capital raised from 3% to 10%. To date no capital has been raised under these arrangements.

Stock Options

In May 2023, the Company’s Board of Directors adopted the 2023 Equity Incentive Plan (the “Plan”). A total of 639,000 shares of Class C common stock were initially authorized and reserved for issuance under the Plan in the form of incentive or nonqualified stock options and other stock-related awards. During the six months ended June 30, 2023, a total of 500,414 shares of Class C common stock have been authorized and for issuance under the Plan. The Board of Directors of the Company determines the terms and conditions of each grant under the Plan. Employees, directors, and consultants are eligible to receive stock options and stock awards under the Plan. The aggregate number of shares available under the Plan and the number of shares subject to outstanding options may be increased or decreased by the Plan administrator to reflect any changes in the outstanding common stock by reason of any recapitalization, spin-off, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction.

In May 2023, the Company granted options to purchase 500,414 shares of Class C common stock at exercise prices ranging from $3.75 to $10.06. The grant date fair market value was determined to be $10.06 based upon the assistance with a third party. Some of the options vested immediately, while the remaining vest on a monthly basis over a period of 48 months. During the six months ended June 30, 2023, the Company recorded $700,953 as stock based compensation as general and administrative expense. As of June 30, 2023, additional stock based compensation to be recorded is $2,999,045 which is expected to be recorded over a period of 46 months.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Lease

During the six months ended June 30, 2023 and 2022, the Company paid $6,000 and $6,000, respectively, to its CEO for space utilized as the Company’s United States Headquarters.

Warrant

See Note 5 for discussion of the granting of a warrant and related commitment.

NOTE 7 - RELATED PARTY TRANSACTIONS

See Notes 4, 5 and 6 for discussion of transactions with related parties.

SAGOON, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements through the date of filing and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

Item 4. Exhibits

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Charter documents (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
4.1	Form of Subscription Agreement for Ongoing Regulation A Offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.
6.1	Investment Agreement between Sagoon Inc. and Sagoon, LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-10635) and incorporated herein by reference.
6.2	Employment Agreement between Sagoon Inc. and Govinda Giri dated January 1, 2018 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.
6.3	Lease agreement between Vatika Ltd., Vatika I.T. Parks Private Limited and Sagoon India Pvt. Ltd. dated January 5, 2017 (Filed as an exhibit to the Sagoon Inc. Form 1-K (Commission File No. 24R-00084) and incorporated herein by reference.
6.4	HT Warrant Purchase Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commission File No. 24R-0084) and incorporated herein by reference.
6.5	HT Warrant Agreement dated November 28, 2018 between Sagoon Inc and HT Overseas PTE Ltd. (Filed as an exhibit to the Sagoon Inc. Form 1-K Commision File No. 24R-0084) and incorporated herein by reference.
6.6	Loan Agreement dated April 22, 2019 between Sagoon Inc and Chetnath Bhandari (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.
6.7	Loan Agreement dated September 9, 2019 between Sagoon Inc and Gunaraj Luitel (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference.
6.8	Sagoon 2023 Equity Incentive Plan
8	Form of Escrow Agreement (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
11	Consent of Artesian CPA LLC (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A POS (Commission File No. 024-11120) and incorporated herein by reference.
12	Attorney opinion on legality of the offering (Filed as an exhibit to the Sagoon Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11120) and incorporated herein by reference,

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 27, 2023.

Sagoon, Inc.

/s/ Govinda Giri

By Govinda Giri as Chief Executive Officer of Sagoon, Inc.
Date: September 27, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Sole Director
September 27, 2023